Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Texta, Inc.
110 Wall St Floor 6
New York, NY 10005
www.theblurapp.com

Up to $106,996.50 in Common Stock at $5.31
Minimum Target Amount: $9,998.73

Company:

Company: Texta, Inc.
Address: 110 Wall St Floor 6, New York, NY 10005
State of Incorporation: DE
Date Incorporated: March 19, 2014

Terms:

Equity

Offering Minimum: $9,998.73 | 1,883 shares of Common Stock
Offering Maximum: $106,996.50 | 20,150 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.31
Minimum Investment Amount (per investor): $106.20

Maximum subject to adjustment for bonus shares. See Bonus info below

Early Bird Bonus Shares

Any investment in first 7 days of campaign - 10% share bonus

Investment Amount Bonuses

$1,000-$2,499 investment - 10% share bonus

$2,500-$4,999 investment - 15% share bonus

$5,000+ investment - 20% share bonus

The Company and its Business

Company Overview

Texta, Inc., the Company, is the owner and operator of BLUR, a private messaging and mobile gaming application available on Android and iOS mobile devices globally. Along with its patented encryption technology centered around locking messages and media in chat with games, BLUR combines the two fastest growing segments of mobile, messaging and gaming, creating endless engagement opportunities across the most popular features of mobile, as well as potential daily, weekly, and monthly sweepstakes rewarding users with real-world product, scholarships, and cash prizes everyday. In addition, The Company stands to positively influence communities around the world by partnering with the largest non-profit organizations in order to highlight social causes and drive actionable social good.

Competitors and Industry

The Company operates in the mobile messaging and gaming space and competes against a multitude of standalone mobile messenger applications, namely WhatsApp, Facebook Messenger, iMessage, etc. as well as standalone mobile gaming applications, such as Plato, Lucky Day, and Big Time. We believe no competitor embeds seamless messaging and gaming technology, brand awareness, and social good in such a one-stop-shop platform while rewarding users with real-world prizes everyday.

Current Stage and Roadmap

The Company's BLUR platform launched worldwide on Android mobile devices in late 2018 and is available and free to download on Google Play. Parallel to the platform's Android debut, the Company made a version publicly available and free to download in open beta for iOS mobile devices on Apple's TestFlight application. In January 2019, the native BLUR platform was launched for iOS devices on the App Store. The Company continues to develop exciting innovations and features for the platform and maintains a robust pipeline of products that will be rolled out over time to enhance the user experience and accelerate growth worldwide across both Android and iOS mobile devices.

The Team

Officers and Directors

Name: Kirsten Nelson

Kirsten Nelson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Co-Founder
  Dates of Service: March 19, 2014 - Present
  Responsibilities: Overall management of day-to-day operations, strategy development, and company leadership.

- **Position:** Director
  Dates of Service: March 19, 2014 - Present
  Responsibilities: Company and management oversight.

Name: Oren Schindler

Oren Schindler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer and Co-Founder
  Dates of Service: March 19, 2014 - Present
  Responsibilities: Management of day-to-day operations, primarily technology development and process.

- **Position:** Director
  Dates of Service: March 19, 2014 - Present
  Responsibilities: Company and management oversight.

Name: Nish Fernando

Nish Fernando's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 08, 2018 - Present
  Responsibilities: Company and management oversight.

- **Position:** VP of Brand Partnerships
  Dates of Service: July 30, 2018 - Present
  Responsibilities: Member of the BLUR Brands department which manages all brand relationships, day-to-day management of in-app brand scheduling and content, fulfillment of brand prizes, and execution oversight and maintenance of the Content Management System (CMS).

Other business experience in the past three years:

- **Employer:** AIG
  Title: Global Head of Third Party Risk Management
  Dates of Service: October 06, 2014 - July 27, 2018
  Responsibilities: Executive responsible for managing risks associated with these of third parties AIG engages (brokers, agents, vendors, etc.).

Name: Jeffrey Aborn

Jeffrey Aborn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Jeff works as chief financial officer for the company.

Other business experience in the past three years:

- **Employer:** HMÉTÉ
  Title: Co-Founder and Director
  Dates of Service: February 01, 2017 - Present
  Responsibilities: Jeff works as director and co-founder.

Other business experience in the past three years:

- **Employer:** Canaras Capital Management
  Title: Investment Analyst
  Dates of Service: August 01, 2011 - July 01, 2018
  Responsibilities: Jeff worked as an investment analysis.

Name: Kris Fernando

Kris Fernando's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founding CTO
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Kris leads the tech team at Blur.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our

platform, that people think it's a better option than a competing platform, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was arbitrarily established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any of the Company's common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. At all times following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the social media and/or mobile gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
To date, the Company has not generated any revenues from its business and has financed all of its operations with capital provided by investors. The Company, is offering common stock in the amount of up to $106,996.50 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capptal requirements as we grow. Although interest rates are relatively low, it may be difficult to obtain credit on favorable terms or could become more difficult over time. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose

value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our business activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our business activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We are currently and will likely in the future need to engage in common equity, debt, or preferred stock financings, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. We cannot guarantee that management will be successful in using the proceeds of this offering to increase the value of your common stock.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

Our platform is contemplated to primarily rely on advertising sales and fees and is therefore dependent on demand for these services to remain solvent or grow without raising additional capital.

We may never have an operational product or service

It is possible that certain of our products will not be available on the App Store or

Google Play, will be operational with reduced functionality relative to other versions publicly available, or that the product may never be used to engage in transactions. It is possible that the failure to release or update the product is directly related to actions or decisions by third parties beyond our control or is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Some of our products are still in prototype phase and might never be operational products

As the Company strives to develop new products and features on our platform, it is possible that certain of those may be developed even to the prototype phase but never become an operational product. The decision not to continue developing, releasing, or updating such a product, or the failure to release or update such a product, may the result of a determination by the Company that continued development, release or update is not in the best interest of the Company and its stockholders and/or may be related to actions or decisions by third parties beyond our control.

Developing new products and technologies entails significant risks and uncertainties

As part of its commitment to delivering value to its stakeholders, the Company from time to time undertakes research and development of new products and technologies. Delays or cost overruns in this research and development may be caused by, among other things, unanticipated technological hurdles, changes to design, regulatory hurdles, and issues with our distributors. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company, and potentially our preferred shareholders, have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. As a minority shareholder, your ability to influence Company actions is limited and you therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it could cease operating and you could get nothing. Even if we sell all the common stock we are offering now, the Company will potentially need to raise more funds in the future, and if it cannot get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget for our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Texta, Inc. was formed on March 19, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you believe that the product is intriguing and has substantial growth potential, that the team will be able to successfully market, and sell the product or service, and that we can effectively monetize such that the Company will succeed in creating value. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's

owns a full utility patent, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into potential licenses or sub-licenses. This would cut off a potentially significant revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in information technology, sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including the production of games available through our platform. We also rely on partnerships with businesses who advertise through the platform and contribute to our prize offerings and contests. The Company also, from time to time, engages third party service providers for such functions of our business as accounting, legal work, public relations, advertising, shipping, cyber-security, and information technology. Finally, the company relies on third parties for distribution both (1) of the platform, such as through Google Play and/or the App Store, and (2) of the Company's marketing communications, such as through Twitch, Facebook, Instagram, individual persons we have engaged to promote the Company and the platform ("Influencers"), and other third-party media. One or more of the aforementioned third-party service providers may have less of a vested interest in our success than our employees do and may consider our needs as less important than their own or their other customers' or clients' needs. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable or untimely manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other service providers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access to sensitive company property or certain data of our users. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our operational or back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

The latest version of the App may not be approved by Apple for distribution in the App Store
Our platform is operational and available for download on the Google Play Store and the iOS App Store. Previous versions of the platform have also been previously available for download on the App Store. A version of the platform submitted to Apple for distribution through the App Store, Version 1.5.4, was not accepted. We are working to update certain Version 1.5.4 functionality into conformance with Apple's requirements for App Store distribution. Currently, a Version 1.5.5 platform has been approved and is publicly available on the App Store. It is possible that more functional versions will never be accepted by Apple for distribution on the App Store which could

limit our ability to capture a material portion of the overall smartphone market.

Rolling Close

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kirsten Nelson	1,276,939	Common stock	33.7

The Company's Securities

The Company has authorized Common Stock, Series Seed Redeemable Preferred Stock, and Unsecured Convertible Promissory Note . As part of the Regulation Crowdfunding raise, the Company will be offering up to 20,150 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,585,391 outstanding.

Voting Rights

General. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of the third sentence of Section 242(b)(2) of the General Corporation Law. Voting for the Election of Directors. The holders of outstanding Common Stock, voting as a separate class, shall be entitled to elect two (2) directors of this corporation at any election of directors, both of whom shall be Kirsten Nelson and Oren Schindler, for so long as both own shares of Common Stock of the Company. The address of the directors is 110 Wall Street, New York, NY 10005.

Material Rights

Dividend Rights. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the

Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions. Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences. The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of Preferred Shares and any additional classes of common or preferred stock that we may designate in the future.

Series Seed Redeemable Preferred Stock

The amount of security authorized is 200,000 with a total of 200,000 outstanding.

Voting Rights

Each share of preferred stock has one vote and has standard voting rights for corporate board appointments and required corporate actions, but on an as-converted basis. Further, the Company may not take certain substantial corporate actions without the approval of a majority of the Preferred Stock voting as a class. Such actions include: any material corporate transaction; incurrences debt over $500,000; changes to the Certificate of Incorporation of the Corporation that would change the rights of the Preferred Stock; effecting any transaction with any employee, officer, or director; changing the Company's line of business; issuing or obligating itself to issue any equity security (including any other security convertible into or exercisable for any such equity security) at a price per share lower than $0.50 (including any security convertible into or exercisable for such shares of Preferred Stock); or repurchasing, redeeming, or otherwise acquiring any shares of Company Common Stock other than shares of Common Stock repurchased from employees, officers, directors or consultants or other persons performing services for the Company at the original purchase price thereof.

Material Rights

Dividends. From and after the date of the issuance of any shares of Preferred Stock, the Preferred Stock will ratably participate in all dividends when and if declared by the Board of Directors of the Corporation on an as-converted basis with the holders of the Common Stock. Redemption. Unless prohibited by Delaware law governing distributions to stockholders, shares of Series Seed Redeemable Preferred Stock may be redeemed within one (I) year from the Investment Date (as such term is defined below) by the Company at its sole discretion and at a price equal to 300% (representing each holder's total investment amount plus a fifty percent (50%) premium) the Series Seed Original Issue Price (as such term is defined below) per share (the "Redemption Price"), upon written notice exercising redemption of up to fifty percent (50%) of all shares of Series Seed Redeemable Preferred Stock (the

"Redemption Request"). The date of such Redemption Request shall be referred to as a "Redemption Date" and shall be no later than thirty (30) days after the one (I) year anniversary of the Investment Date. On the Redemption Date, the Corporation shall redeem shares of Series Seed Redeemable Preferred Stock on a pro rata basis in accordance with the number of shares owned by each holder. For the avoidance of doubt, the Corporation may only redeem up to fifty percent (50%) of all the shares of Series Seed Redeemable Preferred Stock on a pro rata basis. Redemption Notice. The Corporation shall send written notice of the redemption (the "Redemption Notice") to each holder of record of Series Seed Redeemable Preferred Stock not less than thirty (30) days prior to the Redemption Date. Surrender of Certificates; Payment. On or before the Redemption Date, each holder of shares of Series Seed Redeemable Preferred Stock to be redeemed on such Redemption Date shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. A new certificate, instrument, or book entry representing the unredeemed shares of Series Seed Redeemable Preferred Stock shall promptly be issued to such holder. Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series Seed Redeemable Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series Seed Redeemable Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Redeemable Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor. If the Corporation effects a redemption of the full amount redeemable (fifty percent (50%) of the Series Seed Redeemable Preferred Stock), then the rights under Section 3.2(a), 3.2(e), and 3.2(g) shall terminate. Termination of Redemption Right. If the Corporation (i) does not deliver a Redemption Notice prior to the Redemption Date, (ii) chooses to only partially redeem shares prior to the Redemption Date, or (iii) fails to make payment by the Redemption Date, the Corporation's redemption right under this Section IA shall expire as to all shares not redeemed or paid for, as the case may be. Priority. During the period that is one (I) year (plus thirty (30) days if the Corporation exercises its redemption right) from the closing of the Series Seed Redeemable Preferred Stock financing (the "Investment Date"), neither an optional conversion can be effected under Section 4 nor a mandatory conversion by operation of a vote of the Preferred Stock under Section 5. For the avoidance of doubt, the provisions of this Section lA shall control and govern any instance that is in conflict with the conversion rights under Section 4 and Section 5 of the Articles of Incorporation. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales. 2.1. In the event of any Liquidation Event (as such term is defined below), either voluntary or involuntary, the holders of any then outstanding shares of Preferred Stock shall be entitled to receive, prior and in preference to any distribution to this Corporation's stockholders of the proceeds of such Liquidation Event legally available for distribution (the "Proceeds"), an amount per share equal to the applicable Original Issue Price (as such term is defined below) and all declared but unpaid dividends (if any) on such shares of Preferred Stock (the amount payable pursuant to this sentence is hereinafter referred to as the "Preferred Stock Liquidation Amount"). If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes of this Certificate of Incorporation, "Series Seed Original Issue Price" shall mean $0.50 per share for each share of the Series Seed Redeemable Preferred Stock (as may be adjusted from time to time, including for any stock split, reverse split, recapitalization, consolidation, reorganization, or similar event). 2.2. Upon completion of the distribution required by Section 2.1, all of the remaining Proceeds shall be distributed ratably among all holders of the Common Stock pro rata based on the number of shares held by each such holder. a "Liquidation Event" shall mean (A) the closing of the sale, transfer or disposition of all or substantially all of this Corporation's assets (on a consolidated basis) (an "Asset Sale"), (B) the merger, reorganization or other transaction in which fifty percent (50%) of the outstanding voting power of this Corporation is transferred (a "Merger") or (C) a liquidation, dissolution or winding up of this Corporation in accordance with the General Corporation Law; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this Corporation's securities immediately prior to such transaction. In any Liquidation Event, if the Proceeds received by this Corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows: (A)Securities not subject to investment letter or other similar restrictions on free marketability covered by Subsection (B) below: a.If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; b.If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and c.If there is no active public market, the value shall be the fair market value thereof, as mutually determined by this Corporation and the holders of a majority of the Capital Stock. (B)The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) to reflect the approximate fair market value thereof, as mutually determined by this Corporation and the holders of a majority of the Capital Stock. (C)The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing a Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such a Liquidation Event. (iii)This Corporation shall give each stockholder of record written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this Corporation has given the first notice provided for herein or sooner than ten (I 0) days after this Corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent the majority of holders of the Capital Stock.

Unsecured Convertible Promissory Note

The security will convert into Common stock and the terms of the Unsecured Convertible Promissory Note are outlined below:

Amount outstanding: $401,496.00
Maturity Date: December 31, 2019
Interest Rate: 20.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: At any time on or before the notes are paid in full, the lender shall have the option to convert all amounts due and owing under any notes held by such lender into shares of the Company's common stock at a conversion price equal to a $5.31 share price.

Material Rights

The note is a general unsecured obligation of the Company. At any time on or before the notes are paid in full, the lender shall have the option to convert all amounts due and owing under any notes held by such lender into shares of the Company's common stock at a conversion price equal to a $5.31 share price. Other than in connection with a conversion into common stock, the Company may not prepay the outstanding principal amount of, or accrued and unpaid interest on, the notes, without the prior written consent of the holders of a majority of the then outstanding principal amount of all notes. In the event of a sale of the Company prior to the maturity date, then all lenders shall receive notice (which shall include the material terms, including pricing) thereof at least ten (10) business days in advance in order to determine whether they wish to exercise their conversion rights prior to such transaction. All lenders who do not exercise their conversion rights shall receive an amount equal to 200% of the principal amount of each note at the closing of such transaction.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series Seed Redeemable Preferred Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 200,000
  Use of proceeds: Application and backend product development, payroll, leases, overhead, etc.
  Date: January 01, 2016
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $493,007.20
  Number of Securities Sold: 174,522
  Use of proceeds: Application and backend product development, payroll, leases, overhead, etc.
  Date: March 31, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,273,852.13
  Number of Securities Sold: 428,253
  Use of proceeds: Application and backend product development, payroll, leases, overhead, marketing, etc.
  Date: December 04, 2018
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Beginning in October 2014, the Company began investing in product development which was financed with new cash equity via early commitments under the Series Seed Redeemable Preferred Stock. Investment ramped up in 2015 and 2016 as additional cash equity was raised via the remainder of the Series Seed Redeemable Preferred Stock round and new common stock issued in 2016 and thereafter. The most significant expenses have historically been payroll and contractor payments, including internal developer headcount, which was necessary for software development. Rent historically increased in tandem with headcount growth to accommodate a larger team across departments. Professional fees largely derived from legal expenses related to equity issuance as well as strategic and operational advisory services.

Historical results and cash flows:
Net losses are an inevitable culmination of investment in tangible and intangible assets necessary to produce a finished product viable for commercial launch and use and we would expect net losses to continue as investment in product development continues to enhance the product over time and in the absence of monetization. While we estimate the beginning of monetization in mid-late 2019, we would expect this to only partially offset continued investment in the assets until such time as the level of user growth among other determining factors, justifies widespread monetization across features and accelerates revenue. Timing of monetization and cash inflow offsets to cash outflows will be determined by a wide number of factors, including but not limited to certain user milestones, specific user engagement per feature, the market and medium for advertising, price sensitivities, as well as market conditions in general.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
~$50k of cash on hand; ~$200k in convertible note commitments.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The Company has brought together a group of 250+ investors who continue to support the company with equity and debt financing to operate prior to widespread monetization of the platform. We characterize crowdfunding as a pivotal milestone for our operation which requires substantial upfront investment for product development and which permits a wider investor and user pool to accelerate growth and help transition to monetization across features.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
We consider capital raised from crowdfunding an important lever to maximize

liquidity while accelerating growth worldwide and continuing to improve the user experience over time with new product introduction across all features, including gaming, chat, and rewards. While the app itself requires little fixed cost to maintain, capital shortfalls would likely adversely affect user growth relative to its potential and reduce the quality of the product's experience over time.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum, we estimate we can operate for less than 1 month assuming a monthly burn of $80,000 for payroll, rent, overhead, and other operating costs. Limiting fundraising to the minimum would necessitate reliance on other sources of financing.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal, we estimate we can operate for 2+ months without material revenue. We estimate we can operate for considerably longer with supplemental capital raised from other sources, including the convertible note offering, as well as due to the benefit of internally generated cash flow expected to begin mid-late 2019.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to any proceeds raised through the proposed crowdfunding round, the company is authorized to raise up to $2,000,000 through a convertible note offered to new and existing accredited investors with an expectation of closing on a portion of this amount over the short-to-medium term. Any converted shares will be non-dilutive to existing shareholders. We also routinely consider new financing options for purposes of growth or maximizing liquidity, including a potential secured line of credit or other low-cost bank debt.

Indebtedness

- **Creditor:** TDBank NA
  Amount Owed: $100,000.00
  Interest Rate: 7.24%
  Maturity Date: June 01, 2027

- **Creditor:** American Express
  Amount Owed: $35,000.00
  Interest Rate: 20.0%
  Maturity Date: April 01, 2023

- **Creditor:** Unsecured Convertible Promissory Note

Amount Owed: $401,496.00
Interest Rate: 20.0%
Maturity Date: December 31, 2019

The note is a general unsecured obligation of the Company. At any time on or before the notes are paid in full, the lender shall have the option to convert all amounts due and owing under any notes held by such lender into shares of the Company's common stock at a conversion price equal to a $5.31 share price. Other than in connection with a conversion, the Company may not prepay the outstanding principal amount of, or accrued and unpaid interest on, the notes, without the prior written consent of the holders of a majority of the then outstanding principal amount of all notes. In the event of a sale of the Company prior to the maturity date, then all lenders shall receive notice (which shall include the material terms, including pricing) thereof at least ten (10) business days in advance in order to determine whether they wish to exercise their conversion rights prior to such transaction. All lenders who do not exercise their conversion rights shall receive an amount equal to 200% of the principal amount of each note at the closing of such transaction.

Related Party Transactions

- Since the Company's incorporation, parties related to the Company have purchased thousands of shares of the Company's stock on the same terms as investors not related to the Company.

Valuation

Pre-Money Valuation: $20,100,426.21

Valuation Details: BLUR is a growth company, and the valuation is largely based on what management and existing investors believe is substantial long-term growth and monetization potential of the platform. The valuation is further supported by a projection of 35k+ users by early 2019 at $300/user, in line with similar game-centric per-user valuations; potential value of the full utility patent on embedding any text, pictures, or video content within a mobile game; signed contracts with 100+ brand partners, 100+ game developer partners, and 25+ NPO partners; plus ancillary IP. In addition, the valuation has been consistently validated through commitments by over one hundred accredited investors, including financial advisors, lawyers, technology development experts, and other sophisticated participants.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.73 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  94.0%
  Funds would be used for operational purposes, including payroll, rent, overhead, and product development costs.

If we raise the over allotment amount of $106,996.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  20.0%
  Operations would include lease obligations, server costs, overhead, etc.

- *Marketing*
  15.0%
  Marketing includes general growth campaigns, contract obligations for user growth initiatives, and certain prize costs.

- *Company Employment*
  45.0%
  Company employment includes payroll across departments.

- *Research & Development*
  4.0%
  Research & Development includes costs related to new projects, growth initiatives and innovations, and other expenditures necessary to enhance the product and experience over time.

- *Working Capital*
  10.0%
  Cash and equivalents.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.theblurapp.com (http://theblurapp.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blur

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Texta, Inc.

[See attached]

I, Kirsten Nelson, the Chief Executive Officer of Texta,Inc., hereby certify that the financial statements of Texta, Inc. and notes thereto for the periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of January 24, 2019.

_____(Signature)

_Chief Executive Officer_____(Title)

_January 24, 2019_____(Date)

Table of Contents

TEXTA INC
Financial Statements
For the period ended December 31, 2017

TEXTA INC

Balance Sheets
December 31, 2017 and 2016

		2017		2016
Assets				
Current assets				
TD Bank (0028)	$	31,371	$	4,358
Total current assets		31,371		4,358
Property plant and equipment				
Property Plant and Equipment		43,738		2,446
Accumulated Depreciation		(2,552)		0
Total property plant and equipment		41,186		2,446
Other assets				
Organizational Costs		0		0
Software Development		310,501		246,268
Total other assets		310,500		246,267
Total assets	$	383,057	$	253,071
Liabilities and Equity				
Current liabilities				
FUTA Payable	$	0	$	0
SUTA Payable		1,144		0
Line of Credit - TD Bank		97,981		0
Total current liabilities		99,125		0
Equity				
Capital Stock		15,000		15,000
Paid-in Capital		1,035,197		319,012
Retained earnings		(766,265)		(80,941)
Total equity		283,932		253,071
Total liabilities and equity	$	383,057	$	253,071

TEXTA INC

Income Statements
For the year ended December 31, 2017 and 2016

	2017	2016
Operating expenses		
Officers Payroll	$ 81,900	$ 0
Payroll	217,881	0
Taxes & Permits	1,556	1,221
FICA Employer Expense	22,933	0
FUTA	515	0
NYS Unemployment Insurance	5,096	0
Telephone, Cable & Internet	2,299	1,611
Rent	71,332	7,150
Bank Charges	1,045	550
Supplies	0	3,986
Professional	79,175	0
Repairs & Maintenance	909	707
Insurance	13,750	0
Miscellaneous	2,724	2,402
Advertising & Promotional	5,755	107
Website	0	733
Meals & Entertainment	16,763	3,194
Travel	284	11,557
Fares, Tolls, & Parking	4,998	0
Postage & Delivery Expense	61	50
Equipment Rentals	0	80
Seminar Expense	749	0
Office Expense	1,740	337
Stationery & Printing	1,681	130
Sub-Contractors	146,178	0
Contributions	52	0
Consulting Fees	1,412	0
Research & Development Costs	0	282
Organizational Costs	0	21,445
Total operating expenses	680,790	55,543
Income from operations	(680,790)	(55,543)
Other expenses		
NYS Franchise Tax	595	25
NYC General Corp Tax	38	0
Interest	1,349	0
Depreciation	2,552	0
Total other expenses	4,534	25
Net income (loss)	$ (685,324)	$ (55,568)

TEXTA INC

Statement of Shareholders Equity
For the year ended December 31, 2016 and 2017

Date	Stock	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders Equity
	Type of Stock				
December 31, 2015- December 31, 2016	Common Stock	0	234,012	0	0
December 31, 2015- December 31, 2016	Series Seed Redeemable Preferred Stock	15,000	85,000	0	0
Balance December 31, 2016		15,000	319,012	80,941	253,071
December 31, 2016- December 31, 2017	Common Stock	0	716,185		
December 31, 2016- December 31, 2017	Series Seed Redeemable Preferred Stock	0	0	685,324	30,861
Balance December 31, 2017		15,000	1,035,197	766,265	283,932

TEXTA INC

Statements of Cash Flow
For the year ended December 31, 2017 and 2016

	2017		2016
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income/(loss)	$ (685,324)	$	(55,568)
Depreciation and amortization expense	2,552		0
Increase/(decrease) in payroll taxes payable	1,144		0
Increase/(decrease) in other current liabilities	97,981		0
Net cash provided by (used in) operating activities	(583,647)		(55,568)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in fixed assets	(41,292)		(2,446)
Investment in intangible assets	(64,233)		(196,843)
Net cash provided by (used in) investing activities	(105,525)		(199,289)
CASH FLOWS FROM FINANCING ACTIVITIES			
Contributions of partners' capital	716,185		259,012
Net cash provided by (used in) financing activities	716,185		259,012
Net increase/(decrease) in cash	27,013		4,155
Cash at beginning of period	4,358		203
Cash at end of period	$ 31,371	$	4,358

TEXTA INC

Statement of Retained earnings
For the year ended December 31, 2017

Retained earnings, beginning	$	(80,941)
Net income (loss)		(685,324)
Retained earnings, ending	$	(766,265)

Texta, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION
Texta, Inc. was formed on March 19, 2014 in the State of Delaware and filed an Application of Authority with the New York Department of State on October 9, 2014. The consolidated financial statements of Texta, Inc. (the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Nature of Business
Texta, Inc. is the owner and operator of BLUR, a private messaging and mobile gaming application available on Android and iOS mobile devices globally. Along with its patented encryption technology centered around locking messages and media in chat with games, BLUR combines the two fastest growing segments of mobile, messaging and gaming, creating endless engagement opportunities across the most popular features of mobile, as well as potential daily, weekly, and monthly sweepstakes rewarding users with real-world product, scholarships, and cash prizes everyday. In addition, The Company stands to positively influence communities around the world by partnering with the largest non-profit organizations in order to highlight social causes and drive actionable social good. The Company's BLUR platform launched worldwide on Android mobile devices in September 2018 and is available and free to download on Google Play. Parallel to the platform's Android debut, BLUR made an open beta publicly available and free to download for iOS mobile devices on Apple's TestFlight application. In January 2019, the native BLUR platform was launched for iOS devices on the App Store.

The Company has seventeen (17) full-time and three (3) part time employees.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of the Company is presented to assist in understanding the company's consolidated financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. GAAP and have been consistently applied in preparation of the financial statements.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation which is computed under U.S. GAAP Generally Accepted Accounting Principles. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter.

Intangible Assets - Patents
The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2016 and 2017. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the straight line method.

Revenue Recognition

As the company's operations are presently centered on investment in product development, the Company has recognized no revenue since inception.

Research and Development

We incur research and development costs during the process of researching and developing our technology, including software development and testing of products until public launch or commercial use. Research and development costs are expensed pursuant to U.S. GAAP.

In September 2016, the Company engaged a third-party application developer to develop certain mobile application technology on our behalf, initially depositing $20,000. The Company made additional payments totaling $115,000 in 2016 and 2017. Beginning in 2017, due to material development delays and the failure of the third-party application developer to deliver a finished and viable product, Texta invested in native Android and iOS mobile application development, including a substantial increase in front-end and back-end developer headcount, as well as the development of its proprietary Content Management System (CMS).

Stock Based Compensation

The Company has authorized 200,000 common shares as an option pool for stock based compensation. At December 31, 2017, no options had been issued by the Company.

Income Taxes

The Company is taxed for Federal Income Tax purposes as a C Corporation. The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2016 and 2017, the Company has established a full allowance against all deferred tax assets. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Foreign Currency

The Company's functional currency is the United States Dollar.

Concentrations

The Company maintains its cash balance with a major financial institution located in the United States whose long term deposits are rated Aa2 (Stable) and AA- (Stable) with Moody's and S&P, respectively. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company has maintained balances in excess of the federally insured limits.

NOTE 3 - PROPERTY AND EQUIPMENT

As of December 31, 2017 and 2016, property and equipment consisted of the following:

Amounts in $	2017	2016
Total Property and Equipment	$43,738	$2,446
Accumulated Depreciation	($2,552)	$0
Net Property & Equipment	**$41,186**	**$2,446**

Depreciation expense for the years ended December 31, 2016 and 2017 was $2,552 and $0, respectively.

NOTE 4 - INTANGIBLE ASSETS

Intangible assets consisted of the following based on the useful lives ranging from three (3) to seventeen (17) years are as follows as of December 31, 2017 and 2016:

Amounts in $	2017	2016
Organizational Costs	$0	$0
Software Development	$310,501	$246,268
Total Intangible Assets	$310,057	$253,071

In December 2015, the Company filed for a patent with the United States Patent and Trademark Office for encrypting a message, photo, or a video with a game. A full utility patent for encrypting a message, photo, or a video with a game was granted by the United States Patent and Trademark Office in February 2018. There were no acquired intangible assets as of December 31, 2017 and 2016.

Amortization expense for intangible assets for the years ended December 31, 2017 and 2016 was $0 and $0, respectively.

NOTE 5 - DEBT

In June 2016, the Company (the "Borrower") entered into a secured revolving line of credit facility (the "Loan" or "Loans") with TD Bank N.A. (the "Lender") for total aggregate proceeds of up to $100,000. The agreement remains effective and in full force until such time as all of the Borrower's Loans have been paid in full, including principal, interest, expenses, attorney's fees, and other fees and charges, or other such time as the parties may agree in writing to terminate the agreement. The facility bears interest at a variable index rate (Wall Street Journal Prime or the "Index") plus 1.74% per annum with the interest computation based on a year of 360 days. At no time will the all-in interest rate fall below 4.25%. At issuance, the Index was 4.25% with the all-in interest rate 5.99% per annum. The Borrower may prepay all or a portion of the principal amounts owed earlier than is due without penalty. The Loan is guaranteed by Kirsten Nelson, Oren Schindler, and Nishantha Fernando (together, the "Guarantors").

The Borrower is subject to a number of affirmative covenants, including but not limited to requirements to promptly provide written notice to the Lender of all material adverse changes to the Borrower's financial condition and all existing or threatened litigation, claims, investigations, administrative proceedings or similar actions affecting the Borrower or any Guarantor which could materially affect the financial condition of the Borrower or any Guarantors. The Borrower is required to furnish financial statements and other financial information as requested by the Lender from time to time and maintain books and records consistent with U.S. GAAP. The Borrower is also required to maintain various insurance policies and furnish to the Lender insurance reports as requested detailing such information.

As of December 31, 2017, $97,981 was drawn on the facility with the proceeds used to fund operations. At December 31, 2017, $2,019 was available under the facility. Interest expense in the years ended December 31, 2017 and 2016 was $1,349 and $0, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers. The Company has rented office space in New York, NY and has routinely increased its leased square footage to accommodate employee growth and storage requirements. All leased space is provided by one vendor with leases generally for one (1) year terms with month-to-month optionality at expiration. The Company paid $64,212.52 and $24,833.42 for rent in the years ended December 31, 2017 and 2016, respectively.

NOTE 7 - STOCKHOLDERS' EQUITY

Series Seed Redeemable Preferred Stock
The Company has authorized the issuance of 200,000 shares of Series Seed Redeemable Preferred Stock with par value of $0.0001 and 200,000 shares remained outstanding at December 31, 2017. Original proceeds under these offerings were $100,000. Unless prohibited by Delaware law governing distributions to stockholders, shares of Series Seed Redeemable Preferred Stock ("Preferred Stock") may be redeemed within one (1) year from the Investment Date by the Corporation at its sole discretion and at a price equal to 300% (representing each holder's total investment amount plus a fifty percent (50%) premium) the Series Seed Original Issue Price (as such term is defined below) per share (the "Redemption Price"), upon written notice exercising redemption of up to fifty percent (50%) of all shares of Series Seed Redeemable Preferred Stock (the "Redemption Request"). The date of such Redemption Request shall be referred to as a "Redemption Date" and shall be no later than thirty (30) days after the one (I) year anniversary of the Investment Date. On the Redemption Date, the Company shall redeem shares of Series Seed Redeemable Preferred Stock on a pro rata basis in accordance with the number of shares owned by each holder. For the avoidance of doubt, the Corporation may only redeem up to fifty percent (50%) of all the shares of Series Seed Redeemable Preferred Stock on a pro rata basis. From and after the date of the issuance of any shares of Series Seed Redeemable Preferred Stock, the Preferred Stock will ratably participate

in all dividends when and if declared by the Board of Directors of the Company on an as-converted basis with the holders of the common stock.

If the Company (i) does not deliver a Redemption Notice prior to the Redemption Date, (ii) chooses to only partially redeem shares prior to the Redemption Date, or (iii) fails to make payment by the Redemption Date, the Corporation's redemption right under this Section 1A of the Corporation's Restated Certificate of Incorporation shall expire as to all shares not redeemed or paid for, as the case may be.

Common Stock

The Company has authorized the issuance of 10,000,000 shares of its common stock with par value of $0.0001. The Company sold 174,522 shares of common stock in 2016 and 2017 for total cash consideration of $493,007, the share issuance of which was offset by redemptions from founding shareholders on a one for one basis. At December 31, 2017, 3,000,000 shares were issued and outstanding. The Company also sold common stock at a higher valuation beginning in August 2017, issuance of which was also offset by redemptions from founding shareholders on a one for one basis, but such financing was not concluded by the end of 2017. As of December 4, 2018, 428,253 common shares were sold in such financing for $2,273,852.

NOTE 8 - INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2017 and 2016:

Amounts in $	2017	2016
Current Tax Provision		
Federal Taxes	0.00	0.00
State Taxes	633.00	25.00
Total Current Tax Provision	633.00	25.00
Deferred Tax Provision (benefit)		
Federal Taxes	0.00	0.00
State Taxes	0.00	0.00
Valuation Allowances	0.00	0.00
Total Deferred Tax Provision	0.00	0.00
Total Provision for Income Taxes	633.00	25.00

Based on federal tax returns filed or to be filed through December 31, 2017, we had available approximately $733,378 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For Federal income tax purposes, the net operating losses begin to expire in December 31, 2034. State net operating loss carryforwards through December 31, 2017 are approximately $732,831 and begin to expire in December 31, 2034. The Company's valuation allowance increased by $95,018 during 2017.

NOTE 9 - SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2017, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





This offering is not live or open to the public at this moment.

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Investors

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Raised of $10K - $107K goal

BLUR
Rewards for Messaging and Gaming
Small OPO , Gaming
US Investors Only

Overview | Team | Terms | Updates | Comments | Share

BLUR
Get rewarded for what you do everyday: Messaging and Gaming

Invest In BLUR

SEND
MESSAGES
DON'T SEND THEM
ON BLUR YOU
WONT BE WINNING

BLUR is a recently launched private messaging and gaming app that rewards people for doing what they do everyday with real-world products, cash, and scholarships. Messaging and gaming remain two of the most active experiences on mobile and BLUR stands at the intersection of these technologies while striving to embed all the features of the future, including mobile eSports. BLUR is literally gamifying mobile gaming! By unifying the experiences of each, along with BLUR's patented technology, BLUR has created an experience that is irresistible to gamers and casual users alike.

The future is mobile, there's no escaping it. We believe this means that every industry that looks to grow beyond its walls and engage broader audiences must create a mobile hub. Along with a massive exodus from social networks like

Facebook, among young users in particular, users have sought refuge in the private messaging space, where they can connect with those they truly care about, be themselves, and more importantly, limit exposure to their private information. We anticipate this shift has created an incredible opportunity to engage these users in unique and authentic ways in the private space.



The global markets are already seeing these trends pay off. In 2017, mobile games derived from 11 of the top 25 gaming companies made up 46% of a $121.7 billion global gaming market, translating to approximately $55 billion in revenue. By 2021, mobile gaming is predicted to grow by 26.8%. Similarly, mobile messaging is experiencing incredible growth. The number of people using mobile messaging apps continues to rise each year and in 2017, 1.82 billion people were estimated to have communicated via mobile apps. By 2021, people utilizing mobile apps for communication is expected to grow to 2.48 billion people, or growth of 23.4% vs. estimated usage in 2018. With the embrace of private messaging and the rise of mobile gaming, we believe BLUR is positioned for success now and in the future.

The Offering

The Investment
$5.31 | Common Stock
When you invest you are betting the company's future value will exceed $20.2M.

Perks
$1,000-$2,499 investment - 10% share bonus
$2,500-$4,999 investment - 15% share bonus
$5,000+ investment - 20% share bonus
Any investment in first 7 days of campaign - 10% share bonus

All perks occur after the offering is completed

What is BLUR?

Already with 100+ brand partners, 25+ Charities, 100+ games from indie developers from around the world, and an active and growing user base, BLUR stands to provide unique content and feature engagement on a platform that aims to bring people together through messaging and mobile gaming, to reward them with real world products, cash, scholarships, and facilitate awareness and actionable social good. Use it stand-alone or engage with others, BLUR has something for everyone.



How Does BLUR Do This?

BLUR works like any other mobile messaging app, where you can send and receive SMS, text or photos. With patented encryption technology, BLUR has added other whimsical features in which a user can also "lock" photos and messages with a short game (approximately 30-60 seconds) to enrich the user experience. This leaves the recipient only one way to view the content of the message: by beating the game. BLUR's encrypted locking technology accommodates all gaming content on the app, including proprietary Photo Jumble puzzles and the Wheel of Fortune-style Message Scramble.



BLUR offers a curated mobile game library, limited to at least 21 games at a time, with a new game coming on, and an old game coming off each day, making BLUR one of the world's first mobile game discovery platforms. With lite versions of games, the experience is fun, easy to pick up, and designed for seamless sharing and competition. All games include links to the full versions for download or purchase, when available, creating an invaluable game-discovery opportunity for game developers to showcase their games and drive interest.

Additionally, BLUR incorporates familiar social features such as The Feed Screen. The Feed Screen provides an opportunity for users to spark conversation and provide updates to their friends and family. BLUR is committed to keeping the feed an ad-free zone. Instead, the user will see one of the 25+ charity partners highlighted by BLUR daily, promoting awareness and actionable social good.



By gamifying key functions of the app, BLUR awards users for messaging, gaming, adding friends, and updates to their status. With these points, a user can enter many of BLUR's daily sweepstakes at their leisure. Daily sweepstakes prizes can include anything from a branded product to a cash prize, and even scholarships. With its deep pipeline of innovations, BLUR expects to roll out out a multitude of new products, features, and offerings to further enhance the user experience.

Through these sweepstakes and unique gaming incentives, brands are given the opportunity to engage with a highly coveted demographic.

How Will BLUR Monetize?

Whereas many companies rely on one or a few revenue streams, BLUR anticipates multiple revenue streams derived across the platform, and more importantly, is already beginning to sow the seeds of widespread revenue and cash flow generation.

- **Brands -** Whether or not BLUR is creating the digital assets or monetizing in-house media production separately, brands are provided an impression opportunity to showcase their products as prizes which must be viewed to completion in order for a user to enter into a sweepstakes. Further, BLUR provides an opportunity for users to "Buy Now" with an exclusive in-app discount in addition to potential sweepstakes prizes, driving clicks and traffic to brand sites.

- **Game Developers -** From AAA studios to indie game developers, BLUR's lite game format provides a unique opportunity to highlight a new title, increase engagement with existing titles, or preview a title that might be years in the making.

- Sponsorships - Along with daily prizes, where BLUR



How Does BLUR market?

Outside of traditional digital media marketing, BLUR operates an in-house Media/Creative division which formulates and provides much of the in-app branded content to support BLUR's brand engagement and in-app experience. Content, primarily in the form of Product Preview Videos (PPV) for branded product sweepstakes and prize "Winner" videos, offers a unique promotional experience for brands and users alike which are neither intrusive nor dull.

Furthermore, BLUR has created a 24-hour/365-day perpetual marketing mechanism by creating custom 10-15 second "Winner" videos, sent to each winner within the app. These videos range from tongue-in-cheek to conservative, but they always highlight the brand and its product, the

- **Sponsorships -** Along with daily prizes, where BLUR anticipates receiving cash fees in addition to prize product for video impressions, weekly and monthly prizes are expected to be an exclusive opportunity for one or a few brands to feature a large ticket item or experience, such as a trip, event, etc. BLUR intends to host financial sponsorships for scholarship prizes, hosted games, live streams, and promotions, among other in-app products and events.

- **Branded Games -** With generally high user engagement, gamified advertising, along with rewarded video, ranks among the highest value-adds in advertising, and provides what BLUR believes to be among the highest industry CPV in the digital marketing space.

- **BLUR Arcade -** BLUR is bringing back the arcade by guaranteeing all users an opportunity to win. With only 30 points and the cost of shipping ($1.95 - $7.95), BLUR will provide BLUR-branded products e.g. hats, patches, and stickers, plus a vast assortment of new items to be rolled out periodically.

winner by name, and ultimately provide the conduit for digital bragging rights that the winner can then distribute through their network. **This ultimately promotes and perpetuates BLUR!**



Key Partnerships/Products





From professional athletes to the largest High School eSports League (1,400+ schools and 25K+ students), BLUR has put itself in a position to accelerate growth with users locally and globally. Below is a list of key shareholders as well as features on the app to support them:

- **David Villa -** International Soccer Star (25 million social media followers)

- **Angela Simmons -** Reality TV Personality (7 million social media followers)

- **Gorgui Deng -** Minnesota Timberwolves and NBA Ambassador to Africa

- **Kenneth Faried -** Houston Rockets/Gamer

Each of these partners are currently featured or will be



featured on BLUR as an influencer. This provides them an opportunity to plug themselves and BLUR on other social media platforms for users to follow them on BLUR for exclusive content.

Beyond physical prizes and scholarships, which are limited currently to our U.S. users, BLUR is serving the international community by way of the the BLUR Game Challenges. The Game Challenges allow users to simply beat a specified amount of games (e.g. 10 or 21) in order to qualify to enter the sweepstakes. The winners are paid cash within 24-72 hours, without the need to meet a minimum threshold in order to receive funds.

And Thus, BLUR Was Born

BLUR started when COO Oren's young nephew received an iPad for Christmas one year. The boy was extremely excited and sent his relatives a number of messages filled with emojis. Oren saw his nephew's excited texts and had a brilliant idea: what if those emojis could be turned into a game, a-la Space Invaders? What if gaming and messaging could be combined? With the help of Kirsten, co-founder and CEO, BLUR has taken off and engaged with investors, celebrities, gamers, and more!

BLUR's State of Development

Having tested and developed what we believe to be an incredibly enjoyable and rewarding in-app experience, and placing a premium on international growth opportunities, BLUR launched on Google Play in late 2018 and is now available for download across the U.S. and most countries of the world. Parallel to the platform's Android debut, BLUR made an open beta publicly available and free to download for iOS mobile devices on Apple's TestFlight application. In January 2019, the native BLUR platform was launched for iOS devices on the App Store. BLUR continues to develop new products, features, and offerings which we expect to roll out periodically to further enhance the user experience on both Android and iOS mobile devices.



BLUR's Vision for the Future

BLUR has a global vision. Already with users in over 80 countries, BLUR can see a time in the not too distant future when global brand partnerships will allow them to reach an even wider segment of the world more actively, driving region-specific engagement, and providing dynamic value to users, developers, and brands alike. With your help, BLUR can get there even faster.

Invest in BLUR!

We believe BLUR is a real opportunity: an app with an active, highly-engaged, and growing community, proven brand partners, and the means to expand globally. BLUR promises a private messenger with all the games people love and none of the intrusive ads they avoid.

BLUR anticipates growth as it enhances the user experience one new product, feature, or offering at a time, and continues to expand across the U.S. and internationally. We're truly excited for our development pipeline and growth prospects and are even more excited to potentially welcome new investors to the BLUR family. To date, BLUR has been blessed with support from a multitude of sophisticated investors. Now it's your turn to get involved and take a stake in BLUR's growth for yourself!











BLUR receives Utility Patent Issued by U.S. Patent and Trademark Office





BLUR Launches on StartEngine

Now YOU can own a part of our company!







March 2014
Texta, Inc. Delaware C-Corporation Established

March 2015

Founding CTO joins the team

December 2015

BLUR

Filed patent, copyright, and trademark.

Patent files for encrypting a message, photo, or video with a game. Company files for copyright and trademark for BLUR logo and name.

March 2016
Texta, Inc. closes last Series Seed Redeemable Preferred Stock sale, raising $100,000 in round

December 2016 - August 2017
Texta, Inc. signs first game, charity/foundation, and brand

December 2016 - First game developer signs contract March 2017 - First charity / foundation signs contract August 2017 - First brand partner signs contract

July 2017
Texta, Inc. closes last common stock sale via seed round, raising just under $500,000

February 2018

September 2018
BLUR Officially Launches on Google Play Store

Internationally available in 142 countries

December 2018
Texta, Inc. closes last investment under most recent common stock round in August 2017, raising over $2.2 million

January 2019
BLUR signs partnership contract with largest High School eSports League (HSEL)

League has over 1,400 schools and 25,000+ players with an outreach of over 1 million high school students

January 2019

Meet Our Team

Kirsten Nelson
Co-Founder, CEO & Director
Following a long history in finance and sales, helped conceive and launch BLUR and provides leadership and management of sales, marketing, and overall strategy across departments.



Oren Schindler
Co-Founder, COO, and Director
With a diverse background across technology startups, helped conceive and launch BLUR and provides management of product development strategy and business operations.



Kris Fernando
Founding CTO
Software Development and Information Technology leader with experience in execution, and spanning technology and financial services industries. Specialties include mobile development, data modeling, process engineering, and client solutions development.





Jeffrey Aborn
Chief Financial Officer
Management and advisory of finance and treasury functions. Former banker and buy-side analyst with vast experience in finance and wealth management.





J.R. Gudger
SVP Brand Partnerships
Sales and Brand Relations manager, with long history of customer and administrative success.





Jimmy Joe McGurl
Director of Gaming
Former world-ranked gamer and professional eSports commentator with experience in game design consultation and implementation assistance.





Matt Hayek
Director of Video
Creative leader with over 10 years of experience in Content Marketing and Digital Media Production.





Vincent Shakir
Director of Social Awareness
Management of social outreach and BLUR brand engagement and liaison with non-profit organizations following years of experience in operations.





Amy Cain
VP of Operations
Management of office operations with focus on investor relations following years of experience in management and customer service.





Nish Fernando
Director and VP Brand Partnerships
Seasoned leader of finance and risk management, currently focused on sales and marketing.



Offering Summary

Company : Texta, Inc.

Corporate Address : 110 Wall St Floor 6, New York, NY 10005

Offering Minimum : $9,998.73

Offering Maximum : $106,996.50

Minimum Investment Amount
(per investor) : $106.20

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 1,883

Maximum Number of Shares Offered* : 20,150

Price per Share : $5.31

Pre-Money Valuation : $20,100,426.21

*Maximum subject to adjustment for bonus shares. See Bonus info below

Early Bird Bonus Shares

Any investment in first 7 days of campaign - 10% share bonus

Investment Amount Bonuses

$1,000-$2,499 investment - 10% share bonus

$2,500-$4,999 investment - 15% share bonus

$5,000+ investment - 20% share bonus

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1. At Header.

Text transcript:

'BLUR' (logo)

'Gaming'

'Messaging'

'Lock your messages and photos!'

'Send games to friends!'

'A fresh game daily, archiving the oldest.'

'Day 1 – Day 21. To BLUR Archives'

'Locally-stored games!'

'Get Points To...'

Audio transcript:

'Get rewarded for what you do every day. BLUR, messaging powered up.

Text transcript:

'BLUR' (logo)

Video 2. Yellow and Black Text

Text transcript on front image of video:

'Send. Messages. However you want... but if you don't send them on BLUR you won't be winning ca$h prizes!'

Text transcript:

'BLUR' (logo)

'Gaming'

'Messaging'

'Lock your messages and photos!'

'Send games to friends!'

'A fresh game daily, archiving the oldest.'

'Day 1 – Day 21. To BLUR Archives'

'Locally-stored games!'

'Get Points To...'

Audio transcript:

'Get rewarded for what you do every day. BLUR, messaging powered up'

Text transcript:

'BLUR' (logo)

Video 3. What is BLUR Video (various BLUR Win Anywhere promotional spots)

Text transcript on front image of video:

'Hanna finally beat Towerman...'

Audio transcript:

Subway Rider: 'YES!"

Text transcript:

'BLUR' (logo)

'Win anywhere'

'theblurapp.com'

Audio transcript:

Library Visitor: 'YES!'

Text transcript:

'BLUR' (logo)

'win anywhere'

'theblurapp.com'

Audio transcript:

Patient: 'I've just never experienced unconditional love like this. I dunno doc, should I marry my dog?'

Doctor: (distracted by phone, presumably BLUR app) 'YES! YES! YES!'

Text transcript:

'BLUR' (logo)

'Win anywhere.'

Audio transcript:

Ferry Rider: 'YEAAAAAAH!'

Text transcript:

'BLUR' (logo)

'Win anywhere.'

'Theblurapp.com'

Audio transcript:

Bathroom Occupant: 'YES! YES! YEEEEEESSSSSS!'

Text transcript:

'BLUR' (logo)

'Win anywhere'

Video 4. How Does BLUR Do This.

Audio transcript:

Student: 'Dad read this article about how social media influencers make a lot of money. So, to help me pay for my collage, he tried to become one'

Father: 'Hello fam. Hashtag blessed'

Student: 'Luckily, I won a scholarship on BLUR. Just by texting and playing games, stuff I do every day'

Father: 'Even though Darren doesn't need my help anymore. I can't just abandon my followers, yo'

Student: 'He has literally 6 followers'

'BLUR. Messaging, powered up'

Text transcript:

'BLUR' (logo)

Audio transcript:

Older Brother: 'So, these days I'm a graphic designer. But back in my college days. I was a part-ay animal. So, when I won some scholarship money on BLUR. Just for using the app, and playing games when I was supposed to be working, don't tell my boss. I gave it to my little bro! Now he can follow in my footsteps and be the next part-ay guy! Because that's what they used to call me back on campus, part-ay guy. That's my nickname'

Text transcript:

'BLUR' (logo)'

Audio transcript:

'BLUR. Messaging powered up'

Audio transcript:

Prospective Rapper/Student: 'So, I saved up a bunch of money working after school. But I spent it all on studio time. That why it was so lit when I won the scholarship on BLUR. Just for messaging and gaming, stuff I do every day. B-L-U-R got me doe. B-L-U-R got me doe. I won money now you know. B-L-U-R got me doe. Now I can go to college and become a famous rapper'

Friend: 'Yeah baby, we got that scholarship'

Prospective Rapper/Student: 'Nah bro, I got that scholarship. B-L-U-R got me doe. B-L-U-R got me doe'

Text transcript:

'BLUR' (logo)

Audio transcript:

'BLUR. Messaging powered up'

Audio transcript:

Professor: 'So, I'm a history professor and a lot of my students are talking about this BLUR app. Apparently, you can win scholarship money just for messaging and gaming. So, I decided to check it out for myself and man these games are fun. It was the confederates versus the union, which is a lot like balls versus zombies. If I could have you take out your BLUR app. Let's see who can beat my high score. Let's just say, my curriculum has changed a bit'

Text transcript:

'BLUR' (logo)

Audio transcript:

Actress: 'People have always told me that I have a certain star quality. So, when I won some scholarship money on the BLUR app. I decided to quit my job and go back to school to pursue acting'

'Give us more to seeeeee, George'

'I can finally be my true self. Which isn't myself at all, it's other people I pretend to be'

'You got a bad attitude, and where I'm from we don't tolerate bad attitudes'

Text transcript:

'BLUR' (logo)

Audio transcript:

'BLUR. Messaging powered up'

Video 5. How Will BLUR Monetize?

Text transcript:

'BLUR. Product Preview Videos'

Audio transcript:

'Hey, I'm Jimmy Sitt'

Text transcript:

'Jimmy Sitt. Vivora Founder/ CEO'

Audio transcript:

'Let's see what happens when the love of my life, my beautiful wife Janice sits in this stupid not even comfortable chair'

Text transcript:

'Beautiful Janice'

Audio transcript:

'Oh god'

'But now watch what happens when the elegant Janice sits in my koala faced sitting ball chair'

'Ah, now that's good sittin'

'That's good sittin'

Text transcript:

'"Now, that's good sitting!"'

'Vivora'

Audio transcript:

'True energy. Created by athletes, for athletes'

'All athletes'

Text transcript:

'Privileged'

Audio transcript:

'They say luck, is when preparation meets opportunity. When your number is called, will you be ready?'

'Iceberg Guards'

Text transcript:

'Iceberg Guards'

'BLUR'

'Winner Videos'

Audio transcript:

'Ahhh yeah. Wild willies beard elixir. It's for men'

Text transcript:

'Congratulations Valencio SeGucci'

Audio transcript:

'With beards'

Text transcript:

'Congratulations Morty Dukakis'

'Freestyle'

Audio transcript:

'Avo'

'Seedo'

Text transcript:

'Avo'

'Seedo'

Audio transcript:

'Grow an avocado for your bean burrito. Make some guacamole with your uncle rito. You don't have to go to grocery stores no more. Avoseedo'

Text transcript:

'Congratulations! Kristen G'

Audio transcript:

'Nicole's use of the Valencia filter on this beach pic is so provocative'

'Mmm'

'Erm can you guys like get out of my house'

'Mmm. Mmm'

Text transcript:

'Congrats! Katie J'

Audio transcript:

'The coolest cooler is so cool. It makes other coolers jealous'

Text transcript:

'Jeff Aborn'

Audio transcript:

'Congratulations'

Text transcript:

'BLUR' (logo)

Video 6. Key Partnership/Products (First Video)

Text transcript:

'BLUR' (logo)

Audio transcript:

Interviewer: 'Alright, John'

Interviewee: 'Johnny'

Interviewer: 'So, what would u say is your greatest strengths?'

Interviewee: 'I am so good at paying attention'

Interviewer: 'And what would u say your greatest weaknesses?'

Interviewee: 'Too many strengths'

Interviewer: 'Johnny I gotta say I think you're wasting my time here. Because there is no one better for this job than you! Congratulations. Yeah. Yeah oh ok'

'Get rewarded for what you do every day. BLUR. Messaging powered up'

Interviewer: 'Well I want that'

Text transcript:

'BLUR' (logo)

Audio transcript:

'Get rewarded for what you do every day. BLUR. Messaging powered up'

Audio transcript:

Girl 1: 'Ladies. I am having so much fun'

Girl 2: 'Let's get food after this'

Girl 3: This place is amazing'

Girl 4: 'I love this game'

Waitress: 'Ladies, we ready to order?'

Girl 1: 'Where did u find this place?'

Girl 2: 'I was just walking past this place the other day'

Girl 3: 'Are we'

Girl 4: 'Oh my'

Waitress: 'What just happened?'

'Get rewarded for what you do every day'

'I'll be back. I'll be back'

'BLUR'

Text transcript:

'BLUR' (logo)

Audio transcript:

'Messaging powered up'

Audio transcript:

'Get rewarded for what you do every day'

Text transcript:

'BLUR' (logo)

Audio transcript:

'BLUR. Messaging powered up'

Video 7. Key Partnership/Products (Second Video)

Text transcript:

'BLUR'

'BLUR 21 Game Challenge'

Audio transcript:

Motivating Coach: 'You're the number one gamer. Life is not a game. Except when you're playing games. And then, life is a little bit like a game. Look at me. Keep your head in the game. I said work those thumbs. Twenty-one games'

Text transcript:

'BLUR. 21 Game Challenge'

'BLUR' (logo)

'BLUR 21 Game Challenge'

'Win all 21 games'

'Win daily cash prizes'

Audio transcript:

'Three. Two. One. Play'

'Yes!'

'You did it. She did it! You did it!'

Text transcript:

'BLUR 21 game challenge'

'twitch.tv/theblurapp'

'theblurapp.com'

'BLUR 21 game challenge'

'BLUR' (logo)

'BLUR 21 Game Challenge'

'twitch.tv/theblurapp'

'theblurapp.com'

Video 8. BLUR's Vision for the Future

Text transcript:

'You should've seen what her locked message was...'

'BLUR' (logo)

Audio transcript:

'Games are an essential part of the experience on BLUR. With millions of games across the apple app store and the google play store. Not to mention the countless games located on the web. So many fantastic indie games go undiscovered'

Text transcript:

'Non-Exclusive License. Outreach powered up!'

Audio transcript:

'With a non-exclusive license, BLUR is all about maximising your games exposure. Allowing you to monetise and engage with potentially millions of users'

Text transcript:

'Easy as 1-2-3 (lines of code!) Direct users to your choice of platform'

Audio transcript:

'By simply adding as little as three lines of code, you can create a short demo version to entice users into seeking out the full version your game. BLUR serves the snackable versions of games, encouraging users to interact with the full game. Whether hosted in the app store, google play store or web portal it's all up to you'

Text transcript:

'BLUR' (logo)

'BLUR features only 21 games at a time'

Audio transcript:

'Unlike the app stores BLUR features only 21 games at a time, so your game is optimised for discovery'

Text transcript:

'A fresh game daily, archiving the oldest'

'Day 1 – Day 21. To BLUR Archives'

Audio transcript:

'As each day sees a new game brought onto the platform, while archiving older ones. BLUR ensures fresh content to hook users daily while extending game play beyond the BLUR platform to the full version of your games'

Text transcript:

'Locally-stored demos. Stuck in the subway? No problem!'

Audio transcript:

'BLUR stores game demos locally on the users phone, this optimises game play further by enabling users to sample your games on BLUR at any time they want, free of data or Wi-Fi. By gamifying key functions within the app. BLUR users will interact with games on the platform in order to earn points'

Text transcript:

'Points for prizes. Playing your games is a must!'

Audio transcript:

'Much like an arcade these points can be redeemed for real world prizes. Making the interactions with your games a must! Among these key functions is sending games and chat'

Text transcript:

'Lock your messages! Challenge friends to play'

Audio transcript:

'With BLURs exclusive patent technology, users can also lock a message, picture or video with your game as the key so that their friends can only reveal the hidden content by winning the game'

Text transcript:

'Exclusive to BLUR'

Audio transcript:

'This feature is only available on BLUR! With three lines of code you can potentially connect with millions of gamers who may not have discovered your game otherwise'

Text transcript:

'BLUR' (logo)

Video 9. Invest in BLUR (First Video)

Audio transcript:

'Blur is the new private messaging and gaming app where users have the opportunity to win real world prizes for doing the things they're already doing every day. By bringing together features centred around the standard messenger, in a curated library of games from indie game developers around the world'

Text transcript:

'Mobile Game Library. A fresh game delivered daily.

Audio Transcript:

'We enable users to interact in new and novel ways, where users can play and sample games for free and without download. With a new game coming on every day and an old game dropping off, there's always something fresh'.

Text transcript:

'Locked Messages. Messaging and gaming unite!'

Audio transcript:

'Further enhancing the experience, our patented technology allows our users to lock a message or media within a game, with the content of the message being revealed once the game is completed. Users earn points for using BLUR's key functions, such as adding friends, playing and sending games, updating your status and sending messages. The point screen shows the points you accumulated throughout the day and week, as well as a lifetime total that you've earned using BLUR. The scoreboard shows where you stack up against your friends and family which creates a fun and competitive atmosphere'

Text transcript:

'Four prizes per day!'

'Enter to win with 30 points!'

Audio transcript:

'Once the user reaches the daily point requirement, they can enter a sweepstake to win a prize, scholarship or cash'

Text transcript:

'Prize Preview Videos'

'Short but sweet!'

Audio transcript:

'After tapping the prize feature, the user must watch a 10-15 second video highlighting the brand or the prize. The video must be watched to completion in order to move on to the prize page'

Text transcript:

'In-House Creative Team'

'Video production or your brand!'

Audio transcript:

'We also have our very own in-house creative and production team that can help you produce original video content. From here, the user will be able to see if they have enough points to enter the sweepstakes to win the prize. We also have a buy now button with a promotional incentive to push point of sale traffic. Once the buy now button is tapped, the user will be redirected to the point of purchase'

Text transcript:

'BLUR 10 Game Challenge'

Audio transcript:

'On top of the branding prizes, users will have the opportunity to win cash by playing the BLUR game challenges. By simply completing a designated amount of games, users will be eligible to enter sweepstakes to win every single day. In addition to the other prizes we'll have a fourth prize, the BLUR scholarship. Once a user taps on the BLUR scholarship logo, they will be lead into a short video highlighting the scholarship from the exclusive sponsor. The sponsorship packages will be available in one week increments up to one month at a time, with 100% of the cost of the sponsorship being given back to the BLUR users in the form of scholarship money'

Text transcript:

'College tuition assistance'

'World-class training'

'Free English language classes'

'Free high school competition courses'

'Committed to being America's best first job'

Audio transcript:

'From here, the users will be able to see if they have enough points to win the scholarship. As well as a button linking users to the URL of the sponsors choice'

Text transcript:

'The winner of the scholarship is...'

Audio transcript:

'Each person who wins the scholarship money will receive a personalised win video. In some cases, we'll even send a life size check in their name highlighting the winner and sponsorship'

Text transcript:

'Special thanks to... Your brand'

Audio transcript:

'These features will allow users to very easily share their winning experience throughout their social media network from within the BLUR app in a fun and organic manor. By bringing people together with our patent messaging and mobile gaming technology, the two most active spaces on mobile'

Text transcript:

'BLUR Scholarship Partnership'

'100% of money to scholarship'

'Promote 529s'

Audio transcript:

'The BLUR scholarship is an opportunity for one brand or institution to have an exclusive one week package. They become the benefactor for access to education for everyone. Elevate 529's into the daily conversation and create lifetime value with the individual. BLUR stands committed to the causes that resonate with us and the importance of social awareness and actionable social good. Every day, once a day, BLUR will post a status update that everyone on the platform that everyone will be able to see. Highlighting a charity or foundation or cause'

Text transcript:

'No advertisements. We'll never clog the feed!'

Audio transcript:

'This will be the only post from BLUR as we will never post adds on the feed screen. For example, users can be directed to a foundations website, the next day they can be directed to a video, or to a donation page. Where they will have the opportunity to support the highlighted charity. Social awareness is very important to us here at BLUR, so we are excited to have the ability to use our platform to help spread the word'

Text transcript:

'BLUR' (logo)

Audio transcript:

'BLUR. Messaging powered up'

Video 10. Invest in BLUR (Second Video)

Audio transcript:

'This is Val. Val uses BLUR!'

Text transcript:

'BLUR'

Audio transcript:

'A new app with a point system that rewards you with real world prizes for doing what you do every day, messaging and gaming! You also get points for adding friends, so Val added Andrew. But for a limited time, if she adds 10 friends she will automatically become a verified BLUR 10 user'

Text transcript:

'BLUR 1'

Audio transcript:

'Why does she want to come a verified BLUR ten user? If she adds 10 friends now she will automatically get 10 points every day for life'

Text transcript:

'10 points every day for life'

Audio transcript:

'With those points, you can enter to win some really cool prizes. Be like Val and download BLUR today! Available in the app and google play stores'

Text transcript:

'BLUR 1'

Audio transcript:

'So you can start winning forever!'

Text transcript:

'BLUR' (logo)

'Messaging, powered up'

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "TEXTA, INC.", FILED IN THIS
OFFICE ON THE SIXTH DAY OF JULY, A.D. 2015, AT 2:36 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5501085   8100

151011189

AUTHENTICATION: 2532314

DATE: 07-07-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:36 PM 07/06/2015
FILED 02:36 PM 07/06/2015
SRV 151011189 - 5501085 FILE

RESTATED CERTIFICATE OF INCORPORATION OF TEXTA, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Texta, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Texta, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 19, 2014 under its current name.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement to wit, create a class of preferred stock, $0.0001 par value per share, and to authorize 200,000 shares of such preferred stock as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Texta, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, DE 19904, County of Kent. The name of the registered agent of the Corporation at such address is United States Corporation Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) 200,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"), all of which shall be shares of Series Seed Redeemable Preferred Stock ("**Series Seed Redeemable Preferred Stock**"). The Common Stock and the Preferred Stock shall be collectively referred to as the "**Capital Stock**".

1

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of Capital Stock of the Corporation.

A.   COMMON STOCK

1.   General.   The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting.

2.1.   General.   The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of the third sentence of Section 242(b)(2) of the General Corporation Law.

2.2.   Voting for the Election of Directors.   The holders of outstanding Common Stock, voting as a separate class, shall be entitled to elect two (2) directors of this corporation at any election of directors, both of whom shall be Kirsten Nelson and Oren Schindler, for so long as both own shares of Common Stock of the Company. The address of the directors is 306 10th Street, Brooklyn, NY 11215.

B.   PREFERRED STOCK

Two hundred thousand (200,000) shares of the authorized but unissued Preferred Stock are hereby designated "**Series Seed Redeemable Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Dividends.   From and after the date of the issuance of any shares of Preferred Stock, the Preferred Stock will ratably participate in all dividends when and if declared by the Board of Directors of the Corporation on an as-converted basis with the holders of the Common Stock.

1A.   Redemption.

1A.1.   General.   Unless prohibited by Delaware law governing distributions to stockholders, shares of Series Seed Redeemable Preferred Stock may be redeemed within one (1) year from the Investment Date (as such term is defined below) by the Corporation at its sole discretion and at a price equal to 300% (representing each holder's total investment amount plus a fifty percent (50%) premium) the Series Seed Original Issue Price (as such term is defined below) per share (the "**Redemption Price**"), upon written notice exercising redemption of up to fifty percent (50%) of all shares of Series Seed Redeemable Preferred Stock (the "**Redemption Request**"). The date of such Redemption Request shall be referred to as a "**Redemption Date**" and shall be no later than thirty (30) days after the one (1) year anniversary of the Investment Date. On the Redemption Date, the Corporation shall redeem shares of Series Seed Redeemable Preferred Stock on a pro rata basis in accordance with the number of shares owned by each holder. For the avoidance of doubt, the Corporation may only redeem up to fifty percent (50%) of all the shares of Series Seed Redeemable Preferred Stock on a pro rata basis.

1A.2. <u>Redemption Notice.</u> The Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Series Seed Redeemable Preferred Stock not less than thirty (30) days prior to the Redemption Date. The Redemption Notice shall state:

(a) the number of shares of Series Seed Redeemable Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price; and

(c) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her, or its certificate or certificates representing the shares of Series Seed Redeemable Preferred Stock to be redeemed.

1A.3. <u>Surrender of Certificates; Payment.</u> On or before the Redemption Date, each holder of shares of Series Seed Redeemable Preferred Stock to be redeemed on such Redemption Date shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. A new certificate, instrument, or book entry representing the unredeemed shares of Series Seed Redeemable Preferred Stock shall promptly be issued to such holder.

1A.4. <u>Rights Subsequent to Redemption.</u> If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series Seed Redeemable Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series Seed Redeemable Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Redeemable Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor. If the Corporation effects a redemption of the full amount redeemable (fifty percent (50%) of the Series Seed Redeemable Preferred Stock), then the rights under Section 3.2(a), 3.2(e), and 3.2(g) shall terminate.

1A.5. <u>Termination of Redemption Right.</u> If the Corporation (i) does not deliver a Redemption Notice prior to the Redemption Date, (ii) chooses to only partially redeem shares prior to the Redemption Date, or (iii) fails to make payment by the Redemption Date, the Corporation's redemption right under this <u>Section 1A</u> shall expire as to all shares not redeemed or paid for, as the case may be.

1A.6. <u>Priority.</u> During the period that is one (1) year (plus thirty (30) days if the Corporation exercises its redemption right) from the closing of the Series Seed Redeemable Preferred Stock financing (the "**Investment Date**"), neither an optional conversion can be effected under <u>Section 4</u> nor a mandatory conversion by operation of a vote of the Preferred Stock under <u>Section 5.</u> For the avoidance of doubt, the provisions of this <u>Section 1A</u> shall control and govern any instance that is in conflict with the conversion rights under <u>Section 4</u> and <u>Section 5.</u>

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.</u>

2.1. In the event of any Liquidation Event (as such term is defined below), either voluntary or involuntary, the holders of any then outstanding shares of Preferred Stock shall be entitled to receive, prior and in preference to any distribution to this Corporation's stockholders of the proceeds of such Liquidation Event legally available for distribution (the "**Proceeds**"), an amount per share equal to the applicable Original Issue Price (as such term is defined below) and all declared but unpaid dividends (if any) on such shares of Preferred Stock (the amount payable pursuant to this sentence is hereinafter referred to as the "**Preferred Stock Liquidation Amount**"). If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes of this Certificate of Incorporation, "**Series Seed Original Issue Price**" shall mean $0.50 per share for each share of the Series Seed Redeemable Preferred Stock (as may be adjusted from time to time, including for any stock split, reverse split, recapitalization, consolidation, reorganization, or similar event).

2.2. Upon completion of the distribution required by <u>Section 2.1</u>, all of the remaining Proceeds shall be distributed ratably among all holders of the Common Stock pro rata based on the number of shares held by each such holder.

2.3. (i) For purposes of this Certificate of Incorporation, a "**Liquidation Event**" shall mean (A) the closing of the sale, transfer or disposition of all or substantially all of this Corporation's assets (on a consolidated basis) (an "**Asset Sale**"), (B) the merger, reorganization or other transaction in which fifty percent (50%) of the outstanding voting power of this Corporation is transferred (a "**Merger**") or (C) a liquidation, dissolution or winding up of this Corporation in accordance with the General Corporation Law; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this Corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of equity securities in a financing transaction in which this Corporation receives the majority of the net proceeds therefrom or is used to finance the Corporation's operations (including, but not limited to, debt repayment) shall not be deemed a "Liquidation Event." The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of the majority of the Preferred Stock (collectively, the "**Requisite Stockholders**") (voting separately as a class).

(ii) In any Liquidation Event, if the Proceeds received by this Corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by Subsection (B) below:

a. If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

b. If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

c. If there is no active public market, the value shall be the fair market value thereof, as mutually determined by this Corporation and the holders of a majority of the Capital Stock.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) to reflect the approximate fair market value thereof, as mutually determined by this Corporation and the holders of a majority of the Capital Stock.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing a Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii)   This Corporation shall give each stockholder of record written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this Corporation has given the first notice provided for herein or sooner than ten (10) days after this Corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent the majority of holders of the Capital Stock.

3.   Voting.

3.1.   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2.   Preferred Stock Protective Provisions.   At any time when shares of Preferred Stock are outstanding, as applicable and subject to Section 1A.4, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a)   consummate any material corporate transaction, including, but not limited to, any public offering that is not a Qualified Public Offering (as such term is defined below) or Liquidation Event, unless, in each case, the proceeds payable to the holders of the Preferred Stock exceeds the Preferred Stock Liquidation Amount;

(b)   incurrences of indebtedness for borrowed money exceeding the higher of $500,000;

(c)   amend, alter, or repeal any provision of this Certificate of Incorporation of the Corporation that would change the rights of the Preferred Stock;

(d)   effect any transaction with Kirsten Nelson or Oren Schindler or any other employee, officer, or director;

(e)   change the Company's line of business;

(f)   authorize, create, or issue, or obligate itself to issue, any equity security (including any other security convertible into or exercisable for any such equity security) at a price per share lower than the Series Seed Original Issue Price (including any security convertible into or exercisable for such shares of Preferred Stock);

(g)   repurchase or redeem or otherwise acquire any shares of Common Stock other than shares of Common Stock repurchased from employees, officers, directors or consultants or other persons performing services for the Company at the original purchase price thereof.

For purposes of this Certificate of Incorporation, a "**Qualified Public Offering**" or "**QPO**" shall be a public offering of equity securities underwritten by a major bracket underwriter with net proceeds to the Corporation of at least $20,000,000 at a price per share of at least three (3) times the Series Seed Conversion Price (defined below).

4.   Optional Conversion.

The holders of shares of a series of Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1.   Right to Convert.

4.1.1. Conversion Ratio.   Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the period that is one (1) year from the Investment Date and from time to time thereafter (subject to any restrictions on conversion in Section 1A), and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price of such series of Preferred Stock by the Conversion Price of such shares of Preferred Stock in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to $0.50.   Such initial Series Seed Conversion Price and the rate at which shares of Series Seed Redeemable Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. For the avoidance of doubt, the conversion rights of this section shall not apply until the date that is one (1) year from the Investment Date and shall not apply at any time after the Redemption Notice is issued unless the Corporation fails to make the redemption payment. The rights under this section shall be reinstated upon the termination of the redemption right under Section 1A.5.

4.1.2. Termination of Conversion Rights. In the event of Liquidation Event, the rights of the Preferred Stock pursuant to this Section 4 shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2.   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3. Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3. <u>Effect of Conversion.</u> All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in <u>Subsection 4.2</u> and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4. <u>No Further Adjustment.</u> Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5. <u>Taxes.</u> The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 4.</u> The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4. <u>Adjustments to Series Seed Conversion Price for Diluting Issues.</u>

4.4.1. <u>Special Definitions.</u> For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) **"Original Issue Date"** shall mean, with respect to a series of Preferred Stock, the date on which a share or shares of such series of Preferred Stock was first issued.

(c) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to <u>Subsection 4.4.3</u> below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common

Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7, or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security approved by the Board of Directors of the Corporation;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii)   shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

4.4.2. No Adjustment of Conversion Price. No adjustment in either Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Stockholders of at least a majority of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 4.4.4, the applicable Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issue, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * [(A + B) \div (A + C)]$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b)   "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5. Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5. Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, each Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, each Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6. Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event each Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, each Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7.   Adjustments for Other Dividends and Distributions.   In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 4.6 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8.   Adjustment for Merger or Reorganization, etc.   Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.6, or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9.   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of a Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such Preferred Stock.

4.10. Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation, or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1.   Trigger Events. Subject to any restrictions on conversion in Section 1A, upon the earlier to occur of (a) immediately prior to the closing of a Qualified Public Offering or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation. For the avoidance of doubt, the conversion rights of this section shall not apply until the date that is one (1) year from the Investment Date and shall not apply at any time after the Redemption Notice is issued unless the Corporation fails to make the redemption payment. The rights under this section shall be reinstated upon the termination of the redemption right under Section 1A.5.

5.2.   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Redeemable Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Redeemable Preferred Stock following redemption.

7.   Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding; provided, however, that such waiver shall not apply in any scenario that cancels or supersedes the Corporation's redemption option under Section 1A.

8.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. To the fullest extent permitted by applicable law, the Corporation shall provide indemnification of (and advancement of expenses to) directors of the Corporation as permitted by Section 145 of the General Corporation Law and shall advance, prior to the full disposition of any proceeding, promptly following request therefor, all expenses incurred by any director in connection with such proceeding upon receipt of an undertaking by or on behalf of such director to repay said amounts if it shall be determined ultimately that such director is not entitled to be indemnified under the provisions of the General Corporation Law or otherwise.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

The effective date of filing will be December 3, 2014 for accounting purposes only.

By: _____
Kirsten Nelson, CEO

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